RALLY RD.

Purchase Option Agreement

As of October 18th, 2019

This purchase option agreement (the “Option Agreement”) is made between RSE Archives, LLC (“Purchaser” or “us”) and WBQ USA, LLC dba WatchBox (“Seller” or “you”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”).

Key Deal Points:

▪You are the exclusive, unencumbered owner of the Asset(s), and you have honestly and accurately represented the Asset(s) to the best of your knowledge and ability.

▪We have agreed with you to a purchase price and form of consideration to be paid for each Asset, as outlined below.

▪For a period of time from the date of this Option Agreement (the “Option Period”), as outlined below, you grant us the option to purchase the Asset(s).

Your Rights & Obligations:

▪You maintain possession of the Asset(s) throughout the Option Period.

▪You will provide us reasonable access to the Asset(s) for the creation of marketing materials.  Marketing materials remain our property.

Other:

▪This Option Agreement may be modified or amended only with the prior written consent of both Purchaser and Seller.

Asset:	Patek Philippe Complications World Time
Description:	Ref. 5131R-001
Total Acquisition Cost:	$ 105,000
Consideration: Cash (%) Equity (%) Total	$ 105,000 (100%) 0 ( 0%) $ 105,000
Other Terms: Option Period Down-Payment Balance Due	60 days $0 due at signing $105,000 due upon purchase

Acknowledged and Agreed:

1

CONFIDENTIAL

RALLY RD.

By: /s/ Christopher J. Bruno	By: /s/ Brian Govberg
PURCHASER	SELLER
Name:Christopher J. Bruno	Name: Brian Govberg
Title: Chief Executive Officer	Title: Partner

CONFIDENTIAL